SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that, pursuant to its Material Fact of November 11, 2016, other announcements to the market and our Financial Statements as of and for the year ended December 31, 2016, Eletrobras continues to perform additional procedures related to the independent investigation hired by the Company, including monitoring and reviewing any further information that comes to light as part of the on-going "Lava Jato Investigation" ("Operação Lava Jato"), conducted by the federal Prosecutors' Office ("Ministério Público Federal") and the federal Police ("Polícia Federal") and it is not possible to predict how long it will take to be concluded.

For this new phase of the independent investigation, Eletrobras entered into a new contract with Hogan Lovells US LLP, that is still subject to oversight by the Independent Commission ("Comissão Independente para Gestão da Investigação" or "CIGI").

Considering the new scope of the compliance procedures, Eletrobras also made a change to the Independent Commission and one member, the engineer, Mr. Manuel Jeremias Leite Caldas, was replaced by Mr. Julio Sergio Cardozo, a well known accounting expert and specialist in compliance.  Mrs. Ellen Gracie Northfleet, a former justice of the Brazilian Supreme Court and Mr. Durval José Soledade Santos, former director of Comissão de Valores Mobiliários - CVM, remain as members of the CIGI.

Rio de Janeiro, 01 de maio de 2017.

Rio de Janeiro, May 1st, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.